

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2014

Via E-mail
Brian Mitts
Chief Financial Officer,
Executive VP-Finance and Treasurer
NexPoint Real Estate Advisors, L.P.
300 Crescent Court, Suite 700
Dallas, Texas 75201

> **Re: NexPoint Resident Trust, Inc.**
> **Registration Statement on Form 10**
> **Filed September 29, 2014**
> **File No. 001-36663**

Dear Mr. Mitts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please submit all exhibits as promptly as possible. We will review the exhibits and may have further comments after our review.

2. We note that you intend to elect to be taxed as, and to operate in a manner that will allow you to qualify as a REIT for federal income tax purposes commencing with your first taxable year of operations as a separate company. We also note that Jones Day is identified in your tax section as reviewing your disclosure therein. Please tell us whether you have received a tax opinion from Jones Day.

Summary, page 1

Compensation of our Advisor, page 8

3.   We refer to the compensation table on pages 8–11. Please quantify the base fee and incentive fee that would have been payable to you in 2013 under the advisory agreements had you been a separate company. Please make similar revisions to the compensation table on page 106–110.

Risk Factors, page 24

4.   We note your risk factor on page 28 and your disclosure on page 123 that your board of directors may change your investment policies without stockholder approval. Please revise your information statement to clarify how you intend to notify stockholders of such changes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 66

Components of our revenues and expenses following the spin-off, page 67

5.   Please revised to disclosure management's basis for the amounts anticipated to occur subsequent to spin off. Please tell us the major assumptions used to estimate the amounts and how much these assumptions are subject to variability.

Description of Potential Acquisitions, page 86

6.   We note your discussion of potential acquisitions and your statement that there is no assurance that you will acquire these properties. Please provide us with an analysis as to whether or not you consider these acquisitions to be probable. We may have further comment.

Stock Ownership, page 117

7.   For each entity listed, please disclose the natural person with voting and dispositive power.

Conflicts of Interest, page 125

8.   Please revise to indicate whether your Advisor and the Related Parties currently provides services to an entity that is in competition with you for similar investments.

9.   We refer you to your risk factor disclosure on page 30 regarding your fee structure. Please revise to briefly discuss the conflicts of interest presented by your fee structure or advise.

Description of Capital Stock, page 129

10.   We note your statement that all shares of common stock will be duly authorized, fully paid and non-assessable. Please note that this is a legal conclusion to be determined by counsel. Please remove this language from your information statement.

Financial Statements

Unaudited Pro Forma Combined Consolidated Financial Statements Information

Notes to Unaudited Pro Forma Combined Consolidated Statement of Operation

11.   For the each adjustment that records interest expense, please disclose the assumed interest rate used and the effects of a $1/8^{th}$ change in that assumed rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Charles Haag